DIRECTOR INCREASES HIS RANDGOLD RESOURCES HOLDINGS

Mr Roger Kebble, the chairman, increased his shareholding in Randgold Resources on Tuesday, 2 December 2003, following the exercise of options.

Mr Kebble increased his holdings in the company to 250,000 or 0.85% of the current issued share capital. Mr Kebble exercised 179,300 options or 0.61% of the issued share capital, acquiring 79,890 shares and selling 99,410 shares at an average sale price of US$27.96.

3 December 2003

Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Registration Number 62868
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD